Statement of Comprehensive Income for three months ended,

(As per IFRS)

In ₹ crore, except share data

Particulars	June 30, 2013	June 30, 2012	Growth (%)	Mar 31, 2013	Growth % Q1 14 over Q4 13
Revenues	11,267	9,616	17.2	10,454	7.8
Cost of sales	7,319	5,810	26.0	6,802	7.6
Gross Profit	3,948	3,806	3.7	3,652	8.1
Operating Expenses:					
Selling and marketing expenses	584	469	24.5	518	12.7
Administrative expenses	700	644	8.7	672	4.2
Total Operating Expenses	1,284	1,113	15.4	1,190	7.9
Operating Profit	2,664	2,693	(1.1)	2,462	8.2
Other Income, net	577	476	21.2	674	(14.4)
Profit before income taxes	3,241	3,169	2.3	3,136	3.3
Income tax expense	867	880	(1.5)	742	16.8
Net Profit	2,374	2,289	3.7	2,394	(0.8)
Earnings per equity share					
Basic (₹)	41.54	40.06	3.7	41.89	(0.8)
Diluted (₹)	41.54	40.06	3.7	41.89	(0.8)

Statement of Comprehensive Income for three months ended,

(As per IFRS)

in US $ million, except share data

Particulars	June 30, 2013	June 30, 2012	Growth (%)	Mar 31, 2013	Growth % Q1 14 over Q4 13
Revenues	1,991	1,752	13.6	1,938	2.7
Cost of sales	1,296	1,059	22.4	1,261	2.8
Gross Profit	695	693	0.3	677	2.7
Operating Expenses:					
Selling and marketing expenses	103	86	19.8	96	7.3
Administrative expenses	124	118	5.1	124	0.0
Total Operating Expenses	227	204	11.3	220	3.2
Operating Profit	468	489	(4.3)	457	2.4
Other Income, net	103	87	18.4	125	(17.6)
Profit before income taxes	571	576	(0.9)	582	(1.9)
Income tax expense	153	160	(4.4)	138	10.9
Net Profit	418	416	0.5	444	(5.9)
Earnings per equity share					
Basic ($)	0.73	0.73	0.0	0.78	(6.4)
Diluted ($)	0.73	0.73	0.0	0.78	(6.4)

Revenue by Geographical Segment

(in %)

	Quarter ended			LTM	
	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
North America	61.4	60.2	64.1	61.6	63.8
Europe	23.6	25.0	21.4	23.7	21.9
India	2.6	2.4	2.0	2.2	2.1
Rest of the world	12.4	12.4	12.5	12.5	12.2
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenue by Service Offering

(in %)

	Quarter ended			LTM	
	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Business IT Services	**61.0**	**61.6**	**64.0**	**62.2**	**63.4**
Application Development	*15.7*	*15.5*	*17.1*	*16.0*	*17.0*
Application Maintenance	*19.3*	*19.9*	*20.9*	*20.1*	*21.3*
Infrastructure Management Services	*7.0*	*7.2*	*6.6*	*7.0*	*6.2*
Testing Services	*8.4*	*8.3*	*8.3*	*8.4*	*8.1*
Product Engineering Services	*3.2*	*3.2*	*3.5*	*3.3*	*3.4*
Business Process Management	*5.1*	*5.2*	*4.9*	*5.0*	*4.7*
Others	*2.3*	*2.3*	*2.7*	*2.4*	*2.7*
Consulting, Package Implementation & Others	**33.6**	**32.7**	**29.9**	**32.3**	**30.7**
Products, Platforms and Solutions	**5.4**	**5.7**	**6.1**	**5.5**	**5.9**
Products	*3.7*	*4.0*	*4.5*	*3.8*	*4.5*
BPM Platform	*1.2*	*1.3*	*1.3*	*1.3*	*1.1*
Others	*0.5*	*0.4*	*0.3*	*0.4*	*0.3*
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenue by Project Type *

(in %)

	Quarter ended			LTM	
	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Fixed Price	40.1	40.2	38.0	40.5	39.0
Time & Materials	59.9	59.8	62.0	59.5	61.0
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

** Excluding products*

Revenue by Industry

(in %)

	Quarter ended			LTM	
	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Insurance, Banking & Financial Services	**33.7**	**33.9**	**34.3**	**33.8**	**34.8**
Banking & financial services	*27.0*	*27.2*	*27.7*	*27.0*	*27.8*
Insurance	*6.7*	*6.7*	*6.6*	*6.8*	*7.0*
Manufacturing	**22.5**	**22.2**	**22.0**	**22.1**	**21.0**
Retail & Life Sciences	**24.7**	**23.9**	**23.7**	**24.2**	**23.2**
Retail & CPG	*15.8*	*15.4*	*16.9*	*16.0*	*15.9*
Transport & Logistics	*1.8*	*1.8*	*1.7*	*1.8*	*1.8*
Life Sciences	*4.7*	*4.8*	*3.7*	*4.6*	*3.9*
Healthcare	*2.4*	*1.9*	*1.4*	*1.8*	*1.6*
Energy, Utilities, Communications & Services	**19.1**	**20.0**	**20.0**	**19.9**	**21.0**
Energy & Utilities	*4.9*	*5.2*	*4.6*	*5.2*	*5.6*
Telecom	*8.5*	*9.3*	*10.1*	*9.3*	*10.1*
Others	*5.7*	*5.5*	*5.3*	*5.4*	*5.3*
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year ended	
	June 30, 2013	Mar 31, 2013	June 30, 2012	Mar 31, 2013	Mar 31, 2012
Number of Clients					
Active	836	798	711	798	694
Added during the period (gross)	66	56	51	235	172
Number of million dollar clients*					
1 Million dollar +	466	448	403	448	399
5 Million dollar +	215	213	199	213	190
10 Million dollar +	139	137	132	137	132
20 Million dollar +	82	80	83	80	79
30 Million dollar +	64	62	64	62	64
40 Million dollar +	49	49	53	49	50
50 Million dollar +	41	40	41	40	40
60 Million dollar +	35	33	31	33	28
70 Million dollar +	29	28	24	28	23
80 Million dollar +	22	19	18	19	17
90 Million dollar +	17	17	16	17	16
100 Million dollar +	15	12	12	12	13
200 Million dollar +	3	3	3	3	2
300 Million dollar +	-	–	1	–	1
Client contribution to revenue					
Top client	3.9%	3.6%	4.1%	3.8%	4.3%
Top 5 clients	14.9%	14.7%	16.2%	15.2%	15.5%
Top 10 clients	24.0%	24.0%	25.3%	24.6%	24.6%
Repeat business	99.0%	96.5%	99.1%	97.8%	97.8%
Account receivables-LTM(in days)#	65	64	64	64	60

**LTM (Last twelve months) Revenues*
 # excluding Lodestone

Effort and Utilization

(in %)

	Quarter ended			LTM	
	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Effort					
Onsite	26.0	25.4	24.7	25.1	24.8
Offshore	74.0	74.6	75.3	74.9	75.2
Revenue					
Onsite	53.2	52.1	49.7	51.9	49.7
Offshore	46.8	47.9	50.3	48.1	50.3
Utilization					
Including trainees	72.4	70.9	67.2	70.8	68.6
Excluding trainees	75.9	73.9	71.6	74.1	74.7

Person Months Data

	Quarter ended			LTM	
	June 30, 2013	Mar 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Billed – Onsite	86,551	81,794	71,615	321,362	280,827
– Offshore	245,856	239,756	218,839	957,435	852,043
TOTAL	**332,407**	**321,550**	**290,454**	**1,278,797**	**1,132,870**
Non Billable	105,473	113,794	115,081	447,264	384,077
Trainee	21,486	17,931	26,705	81,265	135,424
Sales & Support	27,490	26,511	24,401	105,866	94,404
TOTAL	**486,856**	**479,786**	**456,641**	**1,913,192**	**1,746,775**

Consolidated IT Services

	Quarter ended						LTM			
	June 30, 2013	Sequential growth %	Mar 31, 2013	Sequential growth %	June 30, 2012	Sequential growth %	June 30, 2013	Year on Year growth %	June 30, 2012	Year on Year growth %
Effort - (Person months)										
Onsite	81,609	5.8	77,109	4.8	67,983	2.3	303,323	12.6	269,381	11.1
Offshore	173,691	3.3	168,217	0.5	159,500	2.9	674,423	8.3	622,646	9.6
Total	**255,300**	**4.1**	**245,326**	**1.8**	**227,483**	**2.7**	**977,746**	**9.6**	**892,027**	**10.0**
Revenue – ($ million)										
Onsite	1,031.49	5.3	979.79	2.8	845.53	(1.2)	3,850.33	12.3	3,430.08	10.8
Offshore	761.35	0.9	754.38	(0.9)	719.21	(1.0)	3,012.24	3.2	2,918.75	12.6
Total	**1,792.84**	**3.4**	**1,734.17**	**1.2**	**1,564.74**	**(1.1)**	**6,862.57**	**8.1**	**6,348.83**	**11.6**

Employee Metrics

(Nos.)

	Quarter ended			Year ended	
	June 30, 2013	Mar 31, 2013	June 30, 2012	Mar 31, 2013	Mar 31, 2012
Total employees	1,57,263	1,56,688	1,51,151	1,56,688	1,49,994
S/W professionals	1,47,576	1,47,008	1,42,369	1,47,008	1,41,788
Billable	1,34,266	1,35,392	128,887	1,35,392	1,24,953
Banking product group	7,004	7,249	8,097	7,249	8,139
Trainees	6,306	4,367	5,385	4,367	8,696
Sales & Support	9,687	9,680	8,782	9,680	8,206
Gross addition	10,138	8,990	9,236	37,036	45,605
Of which lateral addition	3,008	3,545	5,233	16,781	14,966
Attrition	9,563	7,931	8,079	30,342	26,431
Net addition	575	1,059	1,157	6,694	19,174
Attrition % (LTM)*	16.9%	16.3%	14.9%	16.3%	14.7%

** Excluding subsidiaries*

Employee Metrics – Subsidiaries

(Nos.)

	Quarter ended			Year ended	
	June 30, 2013	Mar 31, 2013	June 30, 2012	Mar 31, 2013	Mar 31, 2012
Infosys BPO Limited – consolidated	26,207	24,634	22,321	24,634	20,523
Infosys Technologies (Australia) Pty. Ltd.*	-	-	2	-	674
Infosys Technologies (China) Company Ltd.	3,032	3,073	3,030	3,073	3,092
Infosys Technologies S.De R.L. De C. V., Mexico	824	797	651	797	631
Infosys Technologies (Sweden) AB	3	4	9	4	11
Infosys Tecnologia DO Brasil LTDA	508	393	250	393	210
Infosys Public Services Inc.	185	182	184	182	33
Infosys Technologies (Shanghai) Company Ltd.	8	17	31	17	31
Lodestone Holding AG	1,307	1191	-	1,191	-

** Employees of Infosys Australia were transferred to Infosys Limited consequent to merger of its operations with the parent company*

Infrastructure (as on June 30, 2013)

	Completed		Work in progress		Land acquired during the Quarter (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bangalore	45,42,894	32,120	5,29,364	4,107	-
Bhubaneswar	8,79,721	3,974	5,15,620	4,320	-
Chandigarh	12,26,033	6,754	-	-	-
Chennai	35,11,164	22,530	25,54,633	3,070	-
Gurgaon	1,01,183	988	1,35,209	1,250	-
Hyderabad	35,00,477	17,628	14,53,077	8,296	-
Jaipur	4,52,139	4,412	4,04,106	4,000	-
Mangalore	12,14,969	6,885	12,78,400	6,000	-
Mysore (including ILI)*	93,49,259	11,792	21,02,634	3,864	-
Pune	49,57,702	28,069	18,63,467	8,630	-
Thiruvananthapuram	6,18,201	5,085	21,39,267	8,479	-
Global Centers	15,75,064	14,808	12,910	110	-
Total	**3,19,28,806**	**1,55,045**	**1,29,88,687**	**52,126**	**-**

**Infosys Leadership Institute*

Subsidiaries Performance – Standalone financial statements

(US $ Mn)

Subsidiaries	Quarter ended						Year ended	
	June 30, 2013		Mar 31, 2013		June 30, 2012		Mar 31, 2013	
	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income
Infosys BPO Limited – consolidated	127.26	15.39	125.69	21.55	109.34	16.60	471.22	79.04
Infosys Technologies (Australia) Pty. Ltd.*	–	0.10	–	(0.20)	0.38	(0.36)	0.42	0.31
Infosys Technologies (China) Company Ltd	28.33	(0.94)	26.47	(0.23)	25.44	(0.78)	104.37	(1.88)
Infosys Technologies S.de R.L. de C V., Mexico	9.07	0.58	7.39	(1.13)	6.95	0.38	30.12	(0.37)
Infosys Technologies (Sweden) AB	0.12	0.01	0.17	(0.02)	0.36	0.01	1.11	(0.01)
Infosys Tecnologia DO Brasil LTDA	8.02	(1.56)	7.07	(1.63)	5.25	0.63	23.59	(3.11)
Infosys Public Services Inc.	45.63	4.97	34.85	0.96	23.87	(0.98)	110.40	(1.90)
Infosys Technologies (Shanghai) Co Ltd	–	(0.36)	–	(0.43)	0.05	(0.38)	0.14	(2.85)
Lodestone Holding AG	90.67	1.88	70.33	(3.44)	-	-	109.64	(0.90)

** Employees of Infosys Australia were transferred to Infosys Limited consequent to merger of its operations with the parent company*

Rupee Dollar Rate (₹)

	Quarter ended			Year ended	
	June 30, 2013	Mar 31, 2013	June 30, 2012	Mar 31, 2013	Mar 31, 2012
Period closing rate	59.39	54.29	55.62	54.29	50.88
Period average rate	56.56	53.93	54.83	54.54	48.10

Constant Currency Reporting

Reported revenues	Q1 13	Q2 13	Q3 13	Q4 13	Q1 14
Revenue ($ mn)	1,752	1,797	1,911	1,938	1,991
Sequential growth %	(1.1)	2.6	6.3	1.4	2.7
YoY growth %	4.8	2.9	5.8	9.4	13.6

Constant currency – Q o Q	Q1 13	Q2 13	Q3 13	Q4 13	Q1 14
Revenue ($ mn)	1,763	1,794	1,902	1,944	2,005
Sequential growth (%)	(0.4)	2.4	5.8	1.7	3.4

Constant currency – Y o Y	Q1 13	Q2 13	Q3 13	Q4 13	Q1 14
Revenue ($ mn)	1,784	1,820	1,910	1,946	1,999
YoY growth (%)	6.8	4.2	5.8	9.9	14.1

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	Q1 13	Q2 13	Q3 13	Q4 13	FY 13	Q1 14
AUD	1.01	1.04	1.04	1.03	1.03	0.98
EURO	1.28	1.26	1.30	1.32	1.29	1.31
GBP	1.58	1.59	1.61	1.54	1.58	1.54

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	Q1 13	Q2 13	Q3 13	Q4 13	FY 13	Q1 14
AUD	8.4	8.3	8.3	8.1	8.3	7.9
EURO	6.7	8.3	9.6	10.4	8.8	9.8
GBP	6.9	6.3	6.2	6.1	6.4	5.6

Q1 2014

Geographical segment – growth

North America grew by 4.9% sequentially, and 5% in constant currency.

Europe declined by 3% sequentially; and 2.4% in constant currency.

India grew by 10.4% sequentially.

Rest of the world grew by 2.4% sequentially and 6.5% in constant currency.

Industry segment – growth

FSI grew by 1.9% sequentially; and 2.9% in constant currency.

MFG grew by 4% sequentially; and 4.5% in constant currency.

RCL grew by 6.3% sequentially; and 6.7% in constant currency.

ECS declined by 1.6% sequentially; and 0.6% in constant currency.